Exhibit 99.24

GEOTEXT
Translations, Inc.

STATE OF NEW YORK)
) ss
COUNTY OF NEW YORK)

CERTIFICATION

This is to certify that the attached translation is, to the best of my knowledge and belief, a true and accurate translation from Spanish into English of the attached complaint by Miguel Temboury Redondo, dated January 2, 2007.

[signature]
Sara Rosner, Project Manager
Geotext Translations, Inc.

Sworn to and subscribed before me
this 9th day of January, 20 07

[signature]

BRANDON CARNEY
Notary Public, State of New York
No. 01CA6122227
Qualified In New York County
Commission Expires February 7, 2009

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[logo:]
CNMV	General Markets and Investors Office	Serrano, 47	Tel +34 915 851 500
Spanish Securities		28001 Madrid, Spain	www.cnmv.es
Market Commission

REQUEST FOR INFORMATION

[stamp:]		ACCIONA
SPANISH SECURITIES MARKET
COMMISSION		Mr. José Manuel Entrecanales Domecq
JANUARY 8, 2007		Chairman
OUTGOING REGISTRATION – M.P.		Avenida Europa, 18
NO. 2007000689		Parque Empresarial La Moraleja
28108 Alcobendas (Madrid)

Madrid, January 8, 2007

Dear Sirs:

On January 2, 2007 (Incoming Registration No. 2007000168), a complaint was received by this Spanish Securities Market Commission. It was filed by E.ON Zwölfte [V]erwaltungs GMBH (hereinafter E.ON 12) for the commission of deeds typified by Law 24/1998 of July 28 on the Securities Market as very serious violation.

In this complaint, a copy of which is attached to this request, E.ON 12 states that according to available indications and published information, Acciona is acting in concert with Gas Natural and that it is incenting, promoting, or requesting the participation of third parties in Endesa’s capital so that E.ON’s takeover bid will fail. The complainant also states that Acciona’s conduct consisting of acquiring a percentage of Endesa shares equivalent to less than the legally established minimum to launch a takeover bid and is seeking to act in concert with third parties in order to take control of Endesa could be categorized as an evasion of the obligation to launch a takeover bid or even as the formulation of a surreptitious takeover bid without complying with the formalities and requirements set forth in the Royal Decree on takeover bids. E.ON 12 requests the launch of an administrative sanction proceeding against Acciona, Gas Natural and any other individuals or legal entities who have been involved in the commission of the violations described, the imposition of any applicable sanctions, and, among other precautionary or provisional measures, that Acciona or any other third party allegedly acting in concert with Acciona or with Gas Natural be prohibited from acquiring additional shares in Endesa and/or a ruling be issued as precautionary measure suspending the voting rights inherent in the shares acquired by Acciona or any other person acting in concert with Acciona or with Gas Natural.

With respect to the foregoing, and pursuant to the provisions of Article 85 of Law 24/1988 of July 28 on the Securities Market, you are requested to submit to this Spanish Securities Market Commission as soon as possible, and within a period that may not exceed ten business days from the notification of this request, all information and comments deemed appropriate with respect to the content of said complaint.

Finally, we inform you that a request similar to this one has been sent to Gas Natural, SDG.

Sincerely, [signature] Angel Benito Benito Director General

[stamp:]
SPANISH SECURITIES MARKET
COMMISSION
INCOMING REGISTRATION
2007000168 JANUARY 2, 2007

Administrative agency:	SPANISH SECURITIES MARKET COMMISSION
Interested party:	E.ON ZWÖLFTE VERWALTUNGS GMBH
Proceeding:	COMPLAINT REGARDING THE COMMISSION OF DEEDS TYPIFIED BY
LAW 24/1998 OF JULY 28 ON THE SECURITIES MARKET AS VERY
SERIOUS VIOLATIONS

Document:	COMPLAINT

TO THE BOARD OF DIRECTORS OF THE SPANISH SECURITIES MARKET
COMMISSION

I, Mr. Miguel Temboury Redondo, bearer of Spanish Identity Document number 00837618-G, on behalf of and representing E.ON Zwölfte Verwaltungs GmbH (“E.ON 12”), pursuant to the power of attorney conferred upon me as evidenced by the document attached hereto as document 1, appear before the Spanish Securities Market Commission (hereinafter, the “CNMV”) and, pursuant to the law, I STATE that:

1.	As is public knowledge and widely known, pursuant to the provisions of Article 60 of by Law 24/1998 of July 28 on the Securities Market (hereinafter, the “LMV”) and specifically in Article 12 of Royal Decree 1197/1991 of July 26 governing takeover bids (hereinafter, “Royal Decree on Takeover Bids”), my client submitted to the CNMV on February 21, 2006 a takeover bid (“Takeover Bid”) for 100 percent of the shares in Endesa, S.A. (hereinafter, “Endesa”).

2.	After obtaining the necessary authorizations and [completing] all the appropriate formalities, the Takeover Bid submitted by E.ON 12, together with its prospectus, was authorized by the CNMV on November 16, 2006.

3.	As is also public knowledge and widely known, pursuant to Article 31 of the Royal Decree on Takeover Bids, E.ON 12’s Takeover Bid is considered a competing Takeover Bid with respect to the Takeover Bid for 100 percent of the shares in Endesa made by Gas Natural, SDG, S.A. (hereinafter, “Gas Natural”).

4.	On September 25, 2006, the company Acciona, S.A. (hereinafter, “Acciona”) acquired a stake representing 10 percent of the shares in Endesa. After obtaining the necessary authorization of the Spanish Energy Commission (hereinafter, “CNE”) that stake was subsequently increased to reach a stake of 20 percent of the capital stock of Endesa, which as of today is recorded as declared in the CNMV’s Registry of Communications of Significant Holdings. Nonetheless, as is also public knowledge and widely known, Acciona intends to increase its stake in the capital stock of Endesa “up to a percentage that does not require the formulation of a Takeover Bid pursuant to prevailing law (that is to say, that is less than 25% of the capital stock) and that permits it to participate in the company’s management, but does not imply the acquisition of control of the company,” as stated on page 1 of the CNE resolution of November 3, 2006 whereby it authorized Acciona to acquire a stake in Endesa’s capital stock in accordance with Additional Provision Eleventh, third, 1, fourteenth, of Law 34/1998 off October 7, on the Oil Sector, as set forth in Royal Decree-Law 4/2006 of February 24 (hereinafter, “Function 14”).

5.	There are indications, which will be explained later in this complaint, that Acciona is acting in concert with Gas Natural. This would have the legal consequences that will also be set forth later.

6.	Furthermore, there are indications that Acciona, in violation of the provisions that will be indicated at the appropriate time, has promoted or is promoting the acquisition of holdings in Endesa by third party individuals or legal entities for the purpose of obtaining joint control of Endesa, or at least preventing the success of the E.ON Takeover Bid.

7.	Pursuant to Article 11.1 of Royal Decree 1398/1993 of August 4 whereby the Regulations for the Exercise of Sanctioning Powers were approved (hereinafter, “Royal Decree 1398/1993”) and Article 36.2 of the Regulations on the Internal Rules of the Board of Directors of the CNMV, I hereby file a COMPLAINT based on the following

FACTS

1.	According to available indications and published information, Gas Natural is acting in concert with Acciona

1. According to information published to date, the clearest indication of Gas Natural acting in concert with Acciona would be the fact that one of the Gas Natural’s leading advisers in its Takeover Bid for Endesa is currently advising Acciona. In fact, according to information published on December 20, 1996, the investment bank Lazard (“Lazard”) is providing advisory services to Acciona in its attempt to achieve a significant holding in Endesa’s capital stock. An article published in the newspaper El Mundo including this information is attached as document 2.

2. It happens that the transaction proposed by Acciona has been defined by this corporate group as an attempt to prevent E.ON from taking control of Endesa. A press packet including statements in this sense by Acciona’s top executives is attached as document 3.

3. But it is true that the Acciona project is not only incompatible with the E.ON project, but also with the Gas Natural project. In other words, the success of the transaction intended by Acciona would imply not only serious difficulties for the success of E.ON’s Takeover Bid for Endesa, but also for Gas Natural’s Takeover Bid.

4. In this context, notwithstanding the fact that Acciona’s failure to mention the alternative that it also represents with respect to Gas Natural’s project also seems an indication of acting in concert, it is absolutely incomprehensible according to customary practice in this type of transaction that the same person or entity simultaneously or successively over time provides advisory services to a given company and to a different company whose project is radically incompatible with the project of the first company. It is therefore inexplicable that Lazard did not commit in this case a serious conflict of interest unless it is because there is a certain arrangement or agreement between its two clients.

2.	According to available indications and published information, Acciona is incenting, promoting, or requesting the participation of third party individuals or legal entities in Endesa’s capital so that E.ON’s takeover bid will fail

5. Notwithstanding what we stated in the foregoing Fact, according to the information attached to this complaint (document 3), Acciona or its representatives are incenting third party individuals or legal entities to acquire blocks of shares in Endesa’s capital stock in a percentage that, in principle, would not require prior authorization by the CNE pursuant to Function 14, that is to say, not greater than 10 percent.

6. The purpose pursued by Acciona would be (i) to prevent the success of E.ON’s Takeover Bid and (ii) to take control of Endesa or [acquire] greater influence that could pertain to 25 percent of Endesa’s capital stock.

7. This point is included in the press packet attached as document 3. In fact, according to information published in various communications media, Acciona’s representatives have met or been in contact with various potential investors on several occasions.

8. Thus, its seems that Mr. Manuel Jové, who, after the sale of his stakes in the companies Unión Fenosa, S.A. and Fadesa, S.A., has at his disposal the liquidity necessary to acquire a material holding in Endesa’s capital stock, has been invited to participate in joint control of Endesa together with Acciona. In fact, according to some sources, Mr. Manuel Jové has already acquired a material holding. That stake, taking into account that it does not reach the level requiring communication to the market, would be around 4 percent.

9. Likewise, it seems that Acciona has in several meetings discussed with Electricidade de Portugal taking a stake in Endesa’s capital stock together with Acciona.

10. Moreover, it seems that Acciona has urged the Blackstone fund to take a stake in Endesa’s capital stock to prevent the success of the E.ON Takeover Bid.

11. Likewise, the contacts with Mr. Miguel Blesa, Chairman of Caja Madrid, to discuss the formation of a joint control structure for Endesa’s capital stock, based on a Spanish nucleus, that would prevent the success of the Germany company E.ON Takeover Bid are also widely known.

12. Finally, according to reports in various communication media, Acciona would be interested in forming an alliance with Mr. Luis Portillo so that Mr. Luis Portillo would take part in the a joint control of Endesa.

13. In short, the objective pursued by Acciona is at least to ensure that a percentage of the capital stock substantially exceeding the stake it already holds in Endesa will vote against the takeover bid launched by E.ON. In fact, according to sources within Acciona itself, “At Endesa’s last General Shareholders Meeting, with all the pronouncements in favor during an outright storm of Takeover Bids, 66% of the capital stock attended, which means that if you show up with 36% or 37% of the capital stock in your pocket, you will control the Meeting [underlining is ours].”

The following are applicable to the foregoing facts:

LEGAL GROUNDS

1.	Context in which the facts take place. Analysis of the conduct of Gas Natural and Acciona in relation to regulations governing Takeover Bids

14. As previously stated, there are two Takeover Bids in progress for 100% of Endesa’s capital stock. These have been authorized by the CNMV after having obtained the necessary administrative authorizations and with provision to the public of various prospectuses, all in accordance with the requirements of the Royal Decree on Takeover Bids and the LMV. The purpose of Takeover Bids for all of the capital stock of the company, as is the case with those of Gas Natural and E.ON 12, must be to enable all Endesa shareholders to participate in the price offered by the person who wishes to acquire control of the company, ensuring that that they are treated equally and guaranteeing that the general interests of the securities market are served.

1.1	The conduct of Gas Natural

15. The unique feature of the bid launched by Gas Natural is that the consideration offered to shareholders consists partly of cash and partly of securities. Consequently, the provisions of Article 23.1 of the Royal Decree on Takeover Bids are applicable to it. According to this Article, “When the consideration under the bid consists of securities, or of cash and securities, the bidder may not acquire shares in the target company until publication of the results of the bid.”

16. This radical prohibition must obviously be deemed to extend to any acquisition made by a person who has previously agreed to act in concert with Gas Natural, since Article 2.1 of the Royal Decree on Takeover Bids provides that:

“Shares or other securities held or acquired by entities belonging to the same group, as defined in Article 4 of Law 24/1998 of July 28 on the
Securities Market, members of their management bodies and by other persons act in their own name but on behalf of or in concert with a given individual or legal entity shall be deemed to be held or acquired by the same individual or legal entity [underlining is ours].”

Based on the foregoing, it must necessarily be concluded that if Gas Natural and Acciona are acting in concert, the shares acquired by Acciona must be deemed to be acquired by Gas Natural, in clear violation of Article 23.1 of the Royal Decree on Takeover Bids. The circumstances described in Fact 1 of this complaint are sufficiently indicative of this acting in concert and must in any event be investigated by the CNMV.

17. The fact that Acciona purchased Endesa shares in concert with Gas Natural would furthermore imply a subjective modification of the takeover bid launched by Gas Natural, in clear violation of the provisions of Article 21, paragraph one of the Royal Decree on Takeover Bids: “Takeover bids shall be irrevocable and may not be modified, withdrawn or cease to be valid other than in the cases and manner set forth in this Royal Decree.”

18. In any event, it is also clear that if Gas Natural acts in concert with third parties for the purpose of preventing E.ON from gaining control of Endesa, this means that Gas Natural does not wish to or cannot improve its bid during the sealed bid phase provided for in Article 36 of the Royal Decree on Takeover Bids over and above the terms already announced by E.ON. It would then be the case that this sealed bid phase would be obviated beforehand by the decision of some of the contenders who would not have given due notification of such action to the market. This could result in clear prejudice to investors acquiring or holding shares at this time based solely on the belief that there would be actual competition during the so-called sealed bid phase. Gas Natural concealing such material information from the market would constitute a violation of the provisions of Articles 82 and 83, third, 1 c) of the LMV.

19. It must in any event be noted that actions such as those described, in which it appears that one of the contenders in the competitive Takeover Bids process (Gas Natural) is acting in concert with a third party (Acciona) in order to bring about the failure of the Takeover Bid of the other contender (E.ON), constitute a breach of the most elementary rules which must govern this type of process, particularly with respect to the transparency of the actions of the contenders and the equality of treatment which must be accorded to all competitors.

1.2	Acciona’s conduct

20. Moreover, Acciona’s conduct, consisting of acquiring a certain percentage of Endesa shares (less than the legally established minimum for making a Takeover Bid) and seeking to act in concert with third parties for the purpose of gaining control of Endesa, could be alternatively categorized in one of the two following manners: either (i) as an evasion of the obligation to make a Takeover Bid in accordance with the provisions of Article 1 and related Articles of the Royal Decree on Takeover Bids, or (ii) as a surreptitious Takeover Bid without complying with the formalities and requirements set forth in the Royal Decree on Takeover Bids.

21. The conduct described in item (ii) of the foregoing paragraph 20 would specifically imply a violation by Acciona of the prohibition against launching a Takeover Bid at a time when the process of Takeover Bids is in progress. According to Section 31 of the Royal Decree on Takeover Bids, “Takeover bids for shares with respect to all or part of which another takeover bid has previously been submitted to the Spanish Securities Market Commission and the acceptance period for that bid has not expired shall be deemed to constitute competing bids, provided that the requirements of Article 33 are fulfilled.” Moreover, Article 33 provides that all competing bids must comply with the following requirement, among others: “It is presented before 10 calendar days following the date that the acceptance period for the last previous bid commences have elapsed, provided that no more than 30 calendar days have elapsed from commencement of the acceptance period for the initial bid [underlining is ours].” In view of the foregoing requirement, since, although currently suspended, the acceptance period for the Gas Natural Takeover Bid began on March 6, 2006, it is clear that more than 30 calendar days have already elapsed since the commencement of the acceptance period. Therefore, at this time, until the Takeover Bids in progress come to an end, it is not possible to launch a Takeover Bid for Endesa shares. On March 24, 2006, the CNMV sent a communication that corroborates the foregoing affirmation: “The deadline for submitting competing bids in addition to those already submitted by Gas Natural and E.ON will be April 5, once 30 calendar days have elapsed from commencement of the acceptance period for the Gas Natural bid (Article 33 of Royal Decree 1197/1991 of July 26, on the regime governing takeover bids for the acquisition of shares).”

22. Since it is inadmissible to submit competing bids, the action of Acciona, consisting of acquiring in the market, without launching a Takeover Bid, a block of Endesa shares which, together with that of a third party acting in concert with the former, gives control of the target, or in any manner means that exceeding the thresholds under Article 1 of the Royal Decree on Takeover Bids is illegal. This conduct is contrary to the said rule, to the interests of bidders and also to those of investors. This could in the end frustrate the success of the bids in progress and therefore frustrate the legitimate expectations of Endesa shareholders to sell their shares in any of those bids.

2.	Typification

23. In the opinion of this party, the previously-described actions constitute a very serious violation, in accordance with Article 99 of the

LMV. Specifically, said violation is that described under letter r) of the aforementioned Article 99, to wit:

“The following actions or omissions constitute very serious violations by the individuals and legal entities mentioned in Article 95 of this Law:

(…)

r) Breach of the obligations established in Articles 60 and 61 of this Law.”

24. Article 60 of the LMV establishes the following in its first two paragraphs:

“A party that wishes to acquire, in a single act or in successive acts, a certain volume of shares listed on a Stock Exchange or other securities that may directly or indirectly confer a right to their subscription or acquisition and, in this manner, to come to obtain a significant holding in the capital of a company, may not do so without launching a takeover bid addressed to all the holders of such securities.

The following shall be established by regulation: the holding that will be considered “significant”; the rules and time periods for computation thereof, taking into consideration direct and indirect holdings; the terms under which the bid will be irrevocable or under which it may contingent and the guarantees that may be required depending on whether the consideration offered is in cash, securities already issued, or securities whose issuance has not yet been resolved upon by the offering company or entity; the modality of administrative control for which the Spanish
Securities Market Commission is responsible and, in general, the procedure for the takeover bids; the limitations on the activity of the administrative body of the company whose shares are the target of the bid;
the system of potential competing offers; the rules on prorating, if applicable; the transactions excepted from this system because of considerations of public interest; and the other details whose regulation is deemed necessary [underlining is ours].”

One can deduce from the legal precept transcribed that the violation of its implementing regulations also entails a violation of the aforementioned Article 60 of the LMV and would, consequently, be the type of violation envisaged in Article 99 r) of said Law.

25. This party is not unaware that Article 25 of the Constitution regarding the principle of typification for purposes of sanction requires a strict interpretation of the types of violations. Consequently, this party believes it is necessary to first make reference to the reason why it believes article 99 r) of the LMV has been violated. As one can see, Article 99 r) classifies “breach of the obligations set forth in Articles 60 and 61 of this Law” as a very serious violation. Said violation is none other than the failure to formulate a takeover bid when doing so is mandatory, or the violation of the precepts that govern the takeover bid once it has been formulated.

26. Thus, as set forth in Legal Ground 1 of this complaint, the conduct allegedly engaged in by Gas Natural, consisting of acting in concert with a third party (Acciona) to, in agreement with Acciona, take control of Endesa, would entail a violation of Article 23.1 of the Royal Decree on Takeover Bids (with respect to Article 2.1 of said Royal Decree), which prohibits those who formulate takeover bids offering cash and securities as consideration from acquiring shares. It would also entail a violation of Article 21 of the Royal Decree on Takeover Bids, which prohibits modification of the features of the bid once it has been formulated.

27. Moreover, the conduct of Acciona, consisting of alleged action in concert with Gas Natural or with other potential investors to take control of Endesa, would entail violation of the precepts set forth in paragraphs 20 and 21 of this complaint.

28. A point should be made with respect to the possible violations committed by Acciona, and this is that the obligation to formulate a takeover bid for at least 10% of the target company’s capital stock arises when one intends to acquire more than 25% of such company. It is known that our Royal Decree on Takeover Bids is “intentional,” that is, it has legal effects not just by virtue of acquisitions completed, but also when there is the mere intention of carrying them out. In this case, the first actions for carrying out said acquisition have already occurred: (i) Acciona has already obtained a stake representing 20% of Endesa’s capital stock, and (ii) Acciona may have acted in concert with Gas Natural as well as with at least four different individuals or companies to obtain, acting in concert, more than 25% of Endesa. The time of initiation of the conduct that is relevant for purposes of the regulations on takeover bids is, thus, the time of the first acquisition of shares for the purpose of acquiring in concert more than 25% of Endesa’s capital stock. In any event, this party believes that it would not be possible by any standard to deny that the obligation to formulate a takeover bid arises at least when the intention of exceeding 25% of Endesa’s capital stock in concert with third parties is demonstrated.

29. The commission of such violations must entail the prohibition of the exercise of the voting rights deriving from the shares thus acquired, the nullification of any resolution adopted with the participation of the acquirer, and the possibility that the Spanish Securities Market Commission would take the respective actions to challenge [them].

30. Moreover, the conduct mentioned in paragraph 18 of this complaint could also be considered to constitute the very serious violations envisaged in letters i) and ñ) of Article 99 of the LMV consisting, respectively, of: “breach of the provisions of Article 83 ter of this Law, when it produces a significant alteration of the current market value” and “the breach by the issuers of securities of the obligation established in Article 82 when it results in serious harm to the market, non-compliance with the requirements of the Spanish Securities Market Commission formulated by virtue of Article 89, and the provision to the Spanish Securities Market Commission of incorrect or untrue information, or the furnishing to it of deceptive information or information that maliciously omits relevant aspects or data.” Such conduct at least could constitute a serious violation according to the provisions of Article 100, paragraphs t) and w) of said LMV.

3.	Liability for the actions described

31. In the opinion of this party, and in accordance with Article 130 of Law 30/1992 dated November 26 on the Legal Regime for Public Administrations and Common Administrative Procedure (hereinafter “Law 30/1992”), the companies that acted in concert in contravention of the provisions of the regulations governing takeover bids would be liable for the potential violations produced. In this case, it would be Gas Natural and Acciona. Those other persons or companies that acted in concert with Acciona in its bid to acquire control of Endesa in violation of the precepts mentioned in Legal Ground 2 would also be liable.

32. In fact, at least Gas Natural and Acciona are jointly and severally liable for the commission of the violation described in Article 99 r). They were subject to the obligation described in Article 60 of the LMV in connection with the Royal Decree on Takeover Bids. Their Management, who had a duty not just to not promote the typified conduct at the companies they managed and not to engage in that conduct themselves as individuals, but also a duty to prevent the occurrence of the violation, are also jointly and severally liable. In fact, Article 130.3 in fine of Law 30/1992, in addition to setting forth the joint and several liability of the violators, extends that liability to those who have a duty to prevent the commission [of the violations]:

“Those individuals and legal entities on which such duty falls shall be subsidiarily or jointly and severally liable for breach of the obligations imposed by the law, which obligations entail the duty to prevent administrative violations committed by others, when so determined by the laws governing the various systems of sanctions.”

33. Also, Article 39 of the Royal Decree on Takeover Bids provides that any bidder (any person who in accordance with Article 1 of said Royal Decree attempts to acquire a significant holding) is subject to the Spanish Securities Market Commission system of supervision, inspection, and sanction. Said Article provides that:

“The individuals or entities that promote a takeover bid, the target
Companies, the Securities and Exchange Companies and Agencies that act on behalf of the bidder, the administrators of any of the aforementioned entities, and any other person who directly or indirectly participates on behalf of or in concert with them in the takeover bid will be subject to the system of supervision, inspection, and sanction of Law 24/1998, dated
June 28, on the Securities Market [underlining is ours].”

34. Gas Natural and its Management would be liable for the violations mentioned in Article 99, paragraphs i) and ñ) of the LMV or in paragraphs t) and w) of its Article 100.

4.	Sanctions that may be imposed

35. The sanctions for very serious violations are described in Article 102 of the LMV. There are various measures that may be applied cumulatively:

“For the commission of very serious violations, one or more of the following sanctions shall be imposed upon the violator:

a) Fine of not less than the amount and not more than five times the amount of the gross profit obtained as a consequence of the acts or omissions of which the violation consists; or, if this criterion is not applicable, up to the higher of the following amounts: 5 percent of the equity of the entity in violation, 5 percent of the total equity and other funds used in the violation, or 50,000,000 pesetas.

b) Suspension or limitation of the type or volume of the transactions or activities the violator may engage in on the Securities Market for a period not to exceed five years.

(…)

e) Public admonishment, with publication in the “Spanish Official
Gazette.”

f) Separation from the administrative or management position held by the violator at a financial institution, with disqualification from performing administrative or management duties at the same institution for a period not to exceed five years.

g) Separation from the administrative or management position held by the violator at any financial institution, with disqualification from performing administrative or management duties at any other financial institution of the same kind for a period not to exceed ten years.

(…)

The sanctions for very serious violations shall be published in the
“Spanish Official Gazette” once they are final under administrative law
[underlining is ours].”

36. The application of Article 103 of the LMV would be in order for the commission of serious violations.

37. In addition to the sanctions which in accordance with the aforementioned Articles 102 and 103 of the LMV are in order for the described violations, it should be understood that the shares acquired in Endesa’s capital stock as a consequence of such conduct have been acquired in violation of the first paragraph of Article 60 of the LMV, wherefore, in accordance with its third paragraph and in accordance with Article 40 of the Royal Decree on Takeover Bids, it is appropriate to suspend the exercise of the voting rights associated with such shares.

5.	Appropriateness of bringing a case for sanction

38. This party wishes to stress that the documents attached to this complaint are sufficiently indicative of the existence of the violation reported. The protection of the general interest and of the other parties involved, in particular, of those participating in the takeover bid process which is under way, be it as bidders or sellers, demands that the Spanish Securities Market Commission exercise the supervision, inspection, and sanction functions accorded it by the LMV. In particular, in accordance with Article 85 of the LMV, it is incumbent upon the Spanish Securities Market Commission to take whatever investigative actions are necessary for the correct specification of the actions and liabilities that may be in order.

6.	Preventive measures the Spanish Securities Market Commission should take to protect the general interest

39. Government intervention in the securities market is for the purpose of achieving an objective of general interest, such as the safeguarding of investors’ interests and the efficiency of the market. The Spanish Securities Market Commission tries to achieve these public interests through three techniques: prevention, regulation, and repression. The ultimate objective of the three techniques is the protection of investors’ confidence. Now, then, none of these three techniques is exclusive [of the others]; rather, they are complementary.

40. Therefore, in addition to the bringing of the appropriate case for sanction, the pertinence of which has been addressed in Legal Ground 5, and the rest of the measures which the Spanish Securities Market Commission deems pertinent to adopt in relation to the violation reported herein, this party believes that, in order to protect the interests of investors and the market in general, based on Article 13 of the LMV,[1] the Spanish Securities Market Commission should send letters to Gas Natural and Acciona, to the members of their Board[s] of Directors, and, in general, to any representative of said companies or any other persons who are involved in the commission of the reported violations asking that they refrain from continuing in their concerted action whose purpose is to impede the success of the E.ON. takeover bid. Also, the Spanish Securities Market Commission should send a letter to Gas Natural asking it to make clear whether it has already made a decision with respect to the possible improvement of its offer in the sealed bid phase.

41. The needs imposed by the public interests protected in this market have resulted in the increase of informal concepts in the most diverse spheres, e.g., regulation, circular letters, or even the supervision of the market, and in the circumstance of the so-called “letters of admonition.” The reason for these letters is to obtain correction of irregularities detected within the framework of an inspection procedure or facts about which the Spanish Securities Market Commission has learned, with the goal of protecting investors effectively and preventively.[2] Precisely within the framework of the

1 Article 13 of the LMV: “[…] The Spanish Securities Market Commission will safeguard the transparency of the securities markets, the correct establishment of the prices thereon, and the protection of investors, promoting the dissemination of as much information as is necessary to ensure the achievement of those purposes […].”

2 In this respect, the words of the former Chairman of the Spanish Securities Market Commission, Fernández Armesto, speak volumes: “Sanctions are used when it is proven beyond any doubt, that a violation has been committed. There are cases in which good practices are not observed, but a violation cannot be proven. When this occurs, and it occurs with a certain frequency, the Commission sends a letter takeover bids which are under way, on September 12, 2005, the Spanish Securities Market Commission sent a letter of this nature to the Chairmen of the Board[s] of Directors of Endesa, Gas Natural, and Iberdrola, “to ensure, during the processing of the aforementioned takeover bid (OPA), the most perfect compliance by the companies subject to the obligations stemming from the Stock Market Law […].”

42. Moreover, the Spanish Securities Market Commission should issue a public notice advising that the acquisition by any person of a significant holding in Endesa which, added to that held by another shareholder that intends to act in concert with it gives rise to the obligation to formulate a takeover bid, shall constitute a very serious violation and shall give rise to the aforementioned sanctions. With respect to the public notice, the reasons why the Spanish Securities Market Commission issues them are similar to those which, in other sectors, justify application of the so-called “precautionary principle.” The existence of a significant risk to the public interest deriving from the nature of the violation committed makes its publication legitimate despite the fact that the proceeding for sanction of the alleged violation has not been concluded, in other words, despite the lack of certainty.

Therefore,

I ASK THE BOARD OF DIRECTORS OF THE SPANISH SECURITIES MARKET COMMISSION:

(i)	considering this complaint to have been submitted, along with the attached documents, to accept it and, based on it, order the bringing of a case for sanction against Gas Natural and against Acciona and the other individuals or legal entities that have participated in the commission of the violations described in this complaint, and, after the appropriate proceedings and subject to proof of the reported actions, in accordance with Article 97.1 of the LMV, propose or order the imposition of the corresponding sanctions established in the LMV and the suspension of the exercise of the voting rights of the shares acquired in violation of Article 60 of the LMV.

(ii)	in accordance with Article 13 of the LMV, to send letters to Gas Natural and to Acciona, asking that they refrain from continuing with any type of action concerted between them intended to jointly obtain of admonition to the Board of the company and then asks it to improve its internal rules. […] In addition, more important than the number of sanctions is the deterrent effect of a monitor that keeps an eye on the entire market” (Cinco Cinco [sic] Días, October 7, 2000, page 16. In this same sense, Annual Report of the Spanish Securities Market Commission, 1999, page 77.

control of Endesa, and also advising that said conduct may give rise to prohibition of exercising the respective voting rights.

(iii)	also, based on Article 13 of the LMV, to (a) send a communication to Gas Natural and to Acciona, asking that they refrain from encouraging the acquisition by third parties of blocks of shares in Endesa in order to prevent the success of the E.ON. takeover bid, and (b) communicate, for general knowledge, that any acquisition of a block of shares in Endesa carried out in concert with Gas Natural or with Acciona by a party that acquires a significant holding in said company that gives rise to the obligation to formulate a takeover bid may give rise to the imposition of the pertinent sanctions and to prohibition of exercising the voting rights associated with the acquired shares.

(iv)	also, based on Article 13 of the LMV, to require that Gas Natural make clear whether it has already made a decision with respect to the possible improvement of its bid in the sealed bid phase.

I FURTHER STATE: that, pursuant to the provisions of Article 15 of Royal Decree 1398/1993, it is in the interest of this party’s rights that the Spanish Securities Market Commission adopt those provisional measures which are appropriate to prevent the occurrence of successive actions entailing the violations reported herein and, in particular, that it prohibit Acciona and any third party that presumably acts in concert with it or with Gas Natural from acquiring additional shares in Endesa’s capital and/or, in accordance with Article 60 of the LMV, rule to suspend, as a precaution, the exercise of the voting rights inherent in the shares thus acquired by Acciona or any other person in concert with it or with Gas Natural.

I ASK THE BOARD OF DIRECTORS OF THE SPANISH SECURITIES MARKET COMMISSION: considering the aforementioned statement to have been made, to so rule.

I petition in the name of justice, in Madrid, on January 2, 2007.

[signature] Miguel Temboury Redondo E.ON Zwölfte Verwaltungs GmbH

DOCUMENTS ATTACHED TO THIS REPORT

Document 1: Document 2:	Power of Attorney granted by E.ON. Article “Lazard ayuda ahora a Acciona en Endesa,” [Lazard now helps Acciona at Endesa], in the newspaper El Mundo on December 20, 2006.

Document 3:	Press packet on the statements of the principal Acciona executives regarding the transaction proposed by it.